UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Argo Blockchain plc
Full Name of Registrant

N/A
Former Name if Applicable

Eastcastle House, 27/28 Eastcastle Street
Address of Principal Executive Office (Street and Number)

London, England W1W 8DH
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Argo Blockchain plc (the "Registrant") is unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the "Annual Report") within the prescribed time period.

The delay is due to management time and auditor resources being directed toward the restatement of the Registrant’s annual report on Form 20-F for the year ended December 31 2023 ( the “2023 20-F”). The restatement was filed in response to a comment letter received from the Securities and Exchange Commission ( the “SEC”) in connection with the SEC’s review of the 2023 20-F to clarify the accounting treatment of the Registrant’s digital assets. The restatement had to be completed prior to the finalization of the Annual Report. The Registrant filed its restated accounts with the SEC on April 22, 2025, and the SEC completed their review on April 25, 2025. The result of the restatement of the 2023 20-F was a decrease to the net loss in 2023 and 2022 and a decrease to net income in 2021. There was a reclassification of cash flows between operating activities and investing activities. There was no change to revenue or cash in any of the periods reported.

The Registrant is working diligently to complete its financial statements and related disclosures and in accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Registrant anticipates filing its Annual Report as soon as practicable and within fifteen calendar days following the prescribed filing date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jim MacCallum	+44	20 788 400 3403
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in the Registrant’s report on Form 6-K filed on April 30, 2025, the Registrant has made preliminary determinations of certain results of operations. The Resgistrant provided the following unaudited preliminary financial highlights for the year ended December 31, 2024 with 31 December 31, 2023 comparative:

	2024	2023
	($millions))	($millions)
	(unaudited)
Total revenue:	$47.0
Net loss:	$(54.4)	$(34.6)
Adjusted EBITDA	$5.6	$7.7
Cash balance at December 31, 2024:	$8.6	$7.4

The unaudited financial information set out above is preliminary and subject to potential adjustments, which could result in significant differences from this preliminary unaudited financial information.

This Form 12b-25 contains "forward-looking statements," which can be identified by words like "may," "will," "likely," "should," "expect," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project," "continue" and similar expressions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Registrant's current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Registrant's control. The Registrant’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Registrants’ actual results and financial condition to differ materially from those indicated in the forward-looking statements include, market and other conditions, the principal risks and uncertainties listed in the risk factors set forth in our Annual Report and Financial Statements and restated Form 20-F for the year ended December 31, 2023, and our Interim Report as of September 30, 2024.

Argo Blockchain plc

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2025

By:	/s/ Jim MacCallum
Name:	Jim MacCallum
Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).